Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following e-mail was sent to all Adobe employees on May 27, 2005.

To: All Adobe Employees
From: The Integration Program Office
Re: Integration Planning Update—ADBE + MACR What's UP

Keeping you updated on our integration planning progress is a key priority for the Integration Steering Committee (ISC). ADBE + MACR What's UP is the first of in a series of Integration Planning e-newsletters you will receive twice a month covering our progress. If you have questions and/or comments about the acquisition, please direct them to the Integration Program Office (IPO) at mailto:acquisition_macr@adobe.com.

ADBE + MACR INTEGRATION PLANNING—WHAT IS IT?

The objective of integration planning is to figure out how to have the two companies operate as one after the acquisition is officially finalized. This is a huge effort and will take many months to complete. It means thinking through all the major business processes for both companies and jointly developing answers to questions like, "On our first day as a combined company, how will we process orders for customers who want to buy both Photoshop and Dreamweaver? How will we cross-train our sales teams? Who will our customers call for customer service or technical support? How do we merge our phone system, our employee directory, and our websites?"

Each issue of ADBE + MACR What's UP will provide updates on the team's planning progress including key decisions made that we are able to broadly communicate.

Integration Planning Team Progress

  •
  Defined 13 functional integration planning teams with Adobe and Macromedia team leaders identified

  •
  Oriented all team leaders on the integration planning process, their role and regulatory guidelines

  •
  Integration team leaders have met with their respective counterparts and identified their initial sub-team members

  •
  ISC has begun reviewing high-level functional team plans, which include charters and high-level objectives, with a goal of having all plans reviewed by end of June

ISC Decisions Update

Throughout the planning process, major decisions will be communicated to you as permissible within legal constraints. Most recent decisions include:

  •
  Development Facilities in India—Given the strategic importance of India to both companies, upon close of the transaction, the ISC has decided that both Macromedia's Bangalore and Adobe's Noida facilities will be retained as key development campuses for the combined company. Having facilities in both locations will be advantageous for recruiting and retaining top talent.

ADBE + MACR—WHAT WE'RE HEARING

Executives from both companies are out and about—meeting with customers, analysts and investors. The following links will give you a taste of what's being said:

  •
  Macromedia Analyst Day:
   http://www.macromedia.com/macromedia/ir/macr/upcoming_events/

  •
  JP Morgan Transcript:
   http://www.adobe.com/aboutadobe/invrelations/pdfs/JPmorgan05.16.05transcript.pdf

Also, in the past few weeks, Bruce, Shantanu, and Stephen have had the opportunity to talk with many of you and will continue visiting regional offices of both companies around the globe. Stay tuned for their schedule in future communications.

ADBE + MACR—WANT TO LEARN MORE?

We're excited to announce that a series of Knowing the Business sessions are under development which will provide integration planning progress updates as well as opportunities to learn more about Macromedia's current business and products.

This series will kick-off June 3 with Integration Planning 101/Macromedia Business Overview. Come hear more about the high-level goals of the integration process, what teams are expected to deliver, and the regulatory considerations for a transaction of this nature. Additionally, we will have guest speakers from Macromedia join us and provide an overview of Macromedia and a snap shot of the businesses they are in and customers they serve.

Subsequent KTB Sessions will feature products and solutions from Macromedia's Authoring & Interactive Media, Information Convenience, Server and Mobile businesses, as well as a session focused on the Macromedia Flash platform. Specific dates for these sessions will be communicated in upcoming issues of ADBE + MACR What's UP and on Inside Adobe. For a complete listing of upcoming KTB Sessions/Topics, please visit ‹insert URL here›.

MORE INFORMATION

Information regarding this transaction can be found at the Adobe and Macromedia Acquisition web page (http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html/). Additionally, Adobe employees can find the internal Adobe-Macromedia Acquisition FAQ on Inside Adobe (http://is.corp.adobe.com/intranet1/corp/emp_comm/pdf/AdobeMacromediaInternalFAQs.pdf). If you have questions specific to this transaction and the integration planning, please direct them to the Integration Program Office at mailto:acquisition_macr@adobe.com

FORWARD LOOKING STATEMENTS

This email includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this email include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this email. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this email. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this email. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this email. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.